August 18, 2010

Ms. Brittany Ebbertt
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

     Re:  File No. 000-27782

Dear Ms. Ebbertt:

Confirming our telephone conversation of August 16, 2010, the deadline for Dime Community Bancshares, Inc.'s ("Dime's") response to the August 6, 2010 Securities and Exchange Commission comment letter has, at Dime's request, been extended ten business days.

We thank you for your understanding while we finalize our response.

Sincerely,

/s/ KENNETH J. MAHON
Kenneth J. Mahon
First Executive Vice President and Chief Financial Officer